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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Applied Innovation Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
037916 10 3
(CUSIP Number)
Curtis A. Loveland, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
(614) 227-2004
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	037916 10 3	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Gerard B. Moersdorf, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		5,629,129 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,321,250 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,629,129 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 2,121,716 shares held by his former spouse, Linda S. Moersdorf, and 1,063 shares held in Linda S. Moersdorf’s IRA.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	037916 10 3	Page	3	of	5
ITEM 1. Security and Issuer
     This statement relates to the common shares, $.01 par value, of Applied Innovation Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5800 Innovation Drive, Dublin, Ohio 43016.
ITEM 2. Identity and Background
(a)	Name of Persons Filing: Gerard B. Moersdorf, Jr. (sometimes referred to as the “Reporting Person”)

(b)	Address of Principal Business Office, or, if none, Residence: 5800 Innovation Drive, Dublin, Ohio 43016

(c)	Present occupation: Chairman of the Board of Issuer

(d)	Criminal convictions: Not applicable

(e)	Civil proceedings: Not applicable

(f)	Citizenship: Mr. Moersdorf, Jr. is a United States Citizen
ITEM 3. Source and Amount of Funds or Other Consideration
     No Amendment.
ITEM 4. Purpose of Transaction
     No Amendment.
ITEM 5. Interest in Securities of the Issuer
(a)	Reporting Person beneficially owns 5,629,129 shares of the Issuer’s Common Stock, representing 36.8% of the Issuer’s outstanding Common Stock.

(b)	Reporting Person has sole power to vote 5,629,129 shares of the Issuer’s Common Stock and has the sole power to dispose of 3,321,250 shares of the Issuer’s Common Stock.

(c)	On May 4, 2006, Reporting Person sold the following amounts of shares of Issuer’s common stock in open market transactions affected through McDonald Investments Inc.: 5,200 shares at a price of $4.004 per share and 4,000 shares at a price of $4.359 per share.

On May 5, 2006, Reporting Person sold 9,800 shares at a price of $4.35 per share in open market transactions affected through McDonald Investments Inc.

CUSIP No.	037916 10 3	Page	4	of	5
On May 8, 2006, Reporting Person sold 200 shares at a price of $4.35 per share in open market transactions affected through McDonald Investments Inc.

On May 11, 2006, Reporting Person sold 1,000 shares of Issuer’s common stock at a price of $4.20 per share in open market transactions affected through McDonald Investments Inc.

On May 12, 2006, Reporting Person sold the following amounts of shares of Issuer’s common stock in open market transactions affected through McDonald Investments Inc.: 5,000 shares at a price of $4.20 per share and 1,500 shares at a price of $4.202 per share.

On May 24, 2006 Reporting Person sold the following amounts of shares of Issuer’s common stock in open market transactions affected through McDonald Investments Inc.: 600 shares at a price of $3.81 per share; 1,269 shares at a price of $3.80 per share; and 71,431 shares at a price of $3.75 per share.

On June 2, 2006, Reporting Person sold the following amounts of shares of Issuer’s common stock in open market transactions affected through McDonald Investments Inc.: 24,500 shares at a price of $3.91 per share and 5,900 shares at a price of $3.85 per share.

On June 6, 2006, Reporting Person sold 3,400 shares of Issuer’s common stock at an average price of $3.85 per share in open market transactions affected through McDonald Investments Inc.

On June 8, 2006, Reporting Person sold the following amounts of shares of Issuer’s common stock in open market transactions affected through McDonald Investments Inc.: 3,000 shares at a price of $3.75 per share and 13,200 shares at a price of $3.77 per share.

(d)	N/A.

(e)	N/A.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No Amendment.
ITEM 7. Material to Be Filed as Exhibits
     No Amendment.

CUSIP No.	037916 10 3	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2007	By:	/s/ Gerard B. Moersdorf, Jr.
Gerard B. Moersdorf, Jr.